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                                 LAW OFFICES OF
                                 IWONA J. ALAMI
                       620 NEWPORT CENTER DR., SUITE 1100
                         NEWPORT BEACH, CALIFORNIA 92660
                                  (949)760-6880
                               FAX: (949) 495-9927
                            E-MAIL: ALAMILAW@AOL.COM

                                  October 30, 2007

Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re:   AMARU, INC. (THE "COMPANY")
          FILE NO. 0-32695
          Form 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
          --------------------------------------------------------

Dear Mr. Woody:

The Company responds to the Staff's comment letter dated September 26, 2007 by enclosing for filing via Edgar electronic filing system a copy of this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto. The Company's responses have been prepared by the Company with the assistance of their accountants and auditors.

Form 10-KSB for the fiscal year ended December 31, 2006
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Financial Statements
--------------------

5. Intangible Assets, page F-15
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The Company has noted and taken into consideration the comments of the AcSEC.

The Company would like to highlight the following points with respect to its film library:

       a. The Company acquired the film rights in perpetuity from various producers and/ or distributors.

       b. The Company distributes these films for one time flat fees or what we term as content syndication revenues. Alternatively, the Company may use the films on its broadband sites, where it earns advertising and subscription revenues.

       c. The Company's rights are indefinite for this library. Most of the films in the library, more than 90% of the films, are more than 20 years old. The films continue to generate entertainment revenues, as indicated in the Company's financial statements.

In applying AICPA's guidance under SOP 00-2, "Accounting by Producers or Distributors of Films", the SOP provides among other aspects guidance in terms of film amortization and in determining the fair value of a film. Film amortization is carried out in the event the film is licensed to a buyer over a specific period, or when a distributor has acquired the rights to sell or syndicate the film for a specific period. Similarly, the producer of a film would likewise want to access how long to amortize the film cost of production, at the point the film is released into the market.

The Company understands that APB16, Business Combinations, in the film industry, twenty years is often assigned to a film library. However, the Company's film library was acquired from producers and/ or distributors in perpetuity, and continue to generate revenues since acquisition of the library, even though the age of films are in excess of 20 years. The ultimate revenue is used in the film cost valuation to determine the estimated fair value, and are not always used to determine the absolute life of a film.

Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
Page 2

The Company has carried out impairment test annually on its film library in accordance with the statement of Financial accounting Standards No.142 "Goodwill and the Intangible Assets". The estimation of fair value is in accordance with the AICPA statement of Position 00-2, Accounting by Producers and Distributors of Film.

To address the AcSEC's concerns, the Company proposes to review its accounting policy for its film library, which currently represents indefinite lived intangible assets, at the end of its financial year, 31st December 2007. This review will be carried out together with the annual film valuation to assess impairment of the Company's film library. In the event the valuation of the film library is significantly lower than the valuation of the film library done for the fiscal year 2006, the Company will then take steps to determine an appropriate finite life for the library.




Very truly yours,

/s/ Iwona J. Alami